No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 9, 2022

November 9, 2022

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2022

Tokyo, November 9, 2022 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2022.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2022 and September 30, 2022

	Yen (millions)
	Mar. 31, 2022	Sep. 30, 2022
Assets
Current assets:
Cash and cash equivalents	3,674,931	3,935,348
Trade receivables	896,768	912,679
Receivables from financial services	1,694,113	1,881,825
Other financial assets	217,743	263,709
Inventories	1,918,548	2,265,163
Other current assets	439,322	435,975

Total current assets	8,841,425	9,694,699

Non-current assets:
Investments accounted for using the equity method	967,404	1,118,036
Receivables from financial services	3,740,383	4,038,736
Other financial assets	819,654	931,357
Equipment on operating leases	5,159,129	5,314,541
Property, plant and equipment	3,079,407	3,287,862
Intangible assets	849,507	869,798
Deferred tax assets	91,592	98,920
Other non-current assets	424,652	473,944

Total non-current assets	15,131,728	16,133,194

Total assets	23,973,153	25,827,893

Liabilities and Equity
Current liabilities:
Trade payables	1,236,233	1,295,080
Financing liabilities	3,118,304	3,524,876
Accrued expenses	375,601	341,137
Other financial liabilities	236,900	490,582
Income taxes payable	96,116	77,458
Provisions	268,388	287,019
Other current liabilities	672,857	731,657

Total current liabilities	6,004,399	6,747,809

Non-current liabilities:
Financing liabilities	4,984,252	4,768,693
Other financial liabilities	282,083	285,992
Retirement benefit liabilities	282,054	317,975
Provisions	253,625	265,801
Deferred tax liabilities	990,754	1,086,498
Other non-current liabilities	403,440	444,265

Total non-current liabilities	7,196,208	7,169,224

Total liabilities	13,200,607	13,917,033

Equity:
Common stock	86,067	86,067
Capital surplus	185,495	185,453
Treasury stock	(328,309)	(357,050)
Retained earnings	9,539,133	9,766,346
Other components of equity	990,438	1,928,850

Equity attributable to owners of the parent	10,472,824	11,609,666
Non-controlling interests	299,722	301,194

Total equity	10,772,546	11,910,860

Total liabilities and equity	23,973,153	25,827,893

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2021 and 2022

	Yen (millions)
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
Sales revenue	6,988,228	8,085,304
Operating costs and expenses:
Cost of sales	(5,561,775)	(6,505,911)
Selling, general and administrative	(625,603)	(744,778)
Research and development	(358,654)	(381,163)

Total operating costs and expenses	(6,546,032)	(7,631,852)

Operating profit	442,196	453,452

Share of profit of investments accounted for using the equity method	107,246	82,946
Finance income and finance costs:
Interest income	11,080	25,025
Interest expense	(6,428)	(15,650)
Other, net	6,302	(29,942)

Total finance income and finance costs	10,954	(20,567)

Profit before income taxes	560,396	515,831
Income tax expense	(151,795)	(147,092)

Profit for the period	408,601	368,739

Profit for the period attributable to:
Owners of the parent	389,209	338,514
Non-controlling interests	19,392	30,225

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	225.43	198.08

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2021 and 2022

	Yen (millions)
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
Profit for the period	408,601	368,739
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(11)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	58,018	(27,735)
Share of other comprehensive income of investments accounted for using the equity method	1,320	(1,109)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(18)	(893)
Exchange differences on translating foreign operations	37,049	917,707
Share of other comprehensive income of investments accounted for using the equity method	26,676	69,148

Total other comprehensive income, net of tax	123,045	957,107

Comprehensive income for the period	531,646	1,325,846

Comprehensive income for the period attributable to:
Owners of the parent	514,720	1,276,881
Non-controlling interests	16,926	48,965

Condensed Consolidated Statements of Income

For the three months ended September 30, 2021 and 2022

	Yen (millions)
	Three months ended Sep. 30, 2021	Three months ended Sep. 30, 2022
Sales revenue	3,404,358	4,255,754
Operating costs and expenses:
Cost of sales	(2,715,355)	(3,441,741)
Selling, general and administrative	(308,589)	(383,205)
Research and development	(181,428)	(199,572)

Total operating costs and expenses	(3,205,372)	(4,024,518)

Operating profit	198,986	231,236

Share of profit of investments accounted for using the equity method	51,315	60,337
Finance income and finance costs:
Interest income	5,880	15,893
Interest expense	(3,503)	(8,223)
Other, net	(3,642)	(20,816)

Total finance income and finance costs	(1,265)	(13,146)

Profit before income taxes	249,036	278,427
Income tax expense	(78,155)	(73,268)

Profit for the period	170,881	205,159

Profit for the period attributable to:
Owners of the parent	166,697	189,295
Non-controlling interests	4,184	15,864

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	96.56	110.85

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2021 and 2022

	Yen (millions)
	Three months ended Sep. 30, 2021	Three months ended Sep. 30, 2022
Profit for the period	170,881	205,159
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(8)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(4,564)	(40,167)
Share of other comprehensive income of investments accounted for using the equity method	372	(665)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(48)	(557)
Exchange differences on translating foreign operations	7,739	268,761
Share of other comprehensive income of investments accounted for using the equity method	7,368	22,592

Total other comprehensive income, net of tax	10,867	249,956

Comprehensive income for the period	181,748	455,115

Comprehensive income for the period attributable to:
Owners of the parent	178,448	435,831
Non-controlling interests	3,300	19,284

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit for the period				389,209		389,209	19,392	408,601
Other comprehensive income, net of tax					125,511	125,511	(2,466)	123,045

Total comprehensive income for the period				389,209	125,511	514,720	16,926	531,646
Reclassification to retained earnings				(92)	92	—		—
Transactions with owners and other
Dividends paid				(93,272)		(93,272)	(39,975)	(133,247)
Purchases of treasury stock			(19,470)			(19,470)		(19,470)
Disposal of treasury stock			443			443		443
Share-based payment transactions		(267)				(267)		(267)
Equity transactions and others		13,720	7,656			21,376	(21,384)	(8)

Total transactions with owners and other		13,453	(11,371)	(93,272)		(91,190)	(61,359)	(152,549)

Balance as of September 30, 2021	86,067	185,502	(285,157)	9,197,111	322,313	9,505,836	246,100	9,751,936

For the six months ended September 30, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				338,514		338,514	30,225	368,739
Other comprehensive income, net of tax					938,367	938,367	18,740	957,107

Total comprehensive income for the period				338,514	938,367	1,276,881	48,965	1,325,846
Reclassification to retained earnings				(45)	45	—		—
Transactions with owners and other
Dividends paid				(111,256)		(111,256)	(47,493)	(158,749)
Purchases of treasury stock			(29,004)			(29,004)		(29,004)
Disposal of treasury stock			263			263		263
Share-based payment transactions		(42)				(42)		(42)

Total transactions with owners and other		(42)	(28,741)	(111,256)		(140,039)	(47,493)	(187,532)

Balance as of September 30, 2022	86,067	185,453	(357,050)	9,766,346	1,928,850	11,609,666	301,194	11,910,860

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2021 and 2022

	Yen (millions)
	Six months ended Sep. 30, 2021	Six months ended Sep. 30, 2022
Cash flows from operating activities:
Profit before income taxes	560,396	515,831
Depreciation, amortization and impairment losses excluding equipment on operating leases	307,990	357,304
Share of profit of investments accounted for using the equity method	(107,246)	(82,946)
Finance income and finance costs, net	(21,478)	(69,589)
Interest income and interest costs from financial services, net	(79,985)	(75,593)
Changes in assets and liabilities
Trade receivables	137,863	32,586
Inventories	(204,437)	(129,729)
Trade payables	(212,422)	(49,839)
Accrued expenses	(136,849)	(62,296)
Provisions and retirement benefit liabilities	(118,571)	(8,720)
Receivables from financial services	148,032	302,319
Equipment on operating leases	(101,068)	493,778
Other assets and liabilities	28,415	165,071
Other, net	(5,829)	1,465
Dividends received	101,140	131,572
Interest received	118,940	143,741
Interest paid	(45,457)	(68,304)
Income taxes paid, net of refunds	(71,348)	(255,317)

Net cash provided by operating activities	298,086	1,341,334
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(140,739)	(249,421)
Payments for additions to and internally developed intangible assets	(81,649)	(76,441)
Proceeds from sales of property, plant and equipment and intangible assets	6,554	13,623
Payments for acquisitions of investments accounted for using the equity method	—	(10,340)
Payments for acquisitions of other financial assets	(221,150)	(322,025)
Proceeds from sales and redemptions of other financial assets	210,274	215,952

Net cash used in investing activities	(226,710)	(428,652)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,096,198	4,219,027
Repayments of short-term financing liabilities	(4,232,433)	(4,152,744)
Proceeds from long-term financing liabilities	943,620	362,289
Repayments of long-term financing liabilities	(830,634)	(1,165,699)
Dividends paid to owners of the parent	(93,272)	(111,256)
Dividends paid to non-controlling interests	(38,155)	(36,752)
Purchases and sales of treasury stock, net	(19,027)	(28,741)
Repayments of lease liabilities	(38,988)	(38,890)
Other, net	(2)	—

Net cash used in financing activities	(212,693)	(952,766)
Effect of exchange rate changes on cash and cash equivalents	2,574	300,501

Net change in cash and cash equivalents	(138,743)	260,417
Cash and cash equivalents at beginning of year	2,758,020	3,674,931

Cash and cash equivalents at end of period	2,619,277	3,935,348

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

Segment information based on products and services

As of and for the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,023,730	4,335,269	1,442,558	186,671	6,988,228	—	6,988,228
Intersegment	—	99,655	1,290	11,033	111,978	(111,978)	—

Total	1,023,730	4,434,924	1,443,848	197,704	7,100,206	(111,978)	6,988,228

Segment profit (loss)	148,137	117,104	176,814	141	442,196	—	442,196

Segment assets	1,379,823	8,446,421	10,902,969	357,978	21,087,191	817,075	21,904,266
Depreciation and amortization	33,325	263,951	438,425	8,414	744,115	—	744,115
Capital expenditures	17,337	191,267	1,220,048	7,402	1,436,054	—	1,436,054

As of and for the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,412,682	4,920,192	1,527,915	224,515	8,085,304	—	8,085,304
Intersegment	—	83,742	1,181	11,575	96,498	(96,498)	—

Total	1,412,682	5,003,934	1,529,096	236,090	8,181,802	(96,498)	8,085,304

Segment profit (loss)	224,775	63,568	153,049	12,060	453,452	—	453,452

Segment assets	1,614,071	10,241,643	12,041,882	469,044	24,366,640	1,461,253	25,827,893
Depreciation and amortization	33,600	282,801	465,827	9,615	791,843	—	791,843
Capital expenditures	20,451	304,206	712,321	5,779	1,042,757	—	1,042,757

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	505,527	2,128,833	675,986	94,012	3,404,358	—	3,404,358
Intersegment	—	53,637	364	4,445	58,446	(58,446)	—

Total	505,527	2,182,470	676,350	98,457	3,462,804	(58,446)	3,404,358

Segment profit (loss)	67,442	46,415	84,597	532	198,986	—	198,986

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	736,632	2,628,707	778,531	111,884	4,255,754	—	4,255,754
Intersegment	—	47,056	502	5,169	52,727	(52,727)	—

Total	736,632	2,675,763	779,033	117,053	4,308,481	(52,727)	4,255,754

Segment profit (loss)	126,946	25,306	74,248	4,736	231,236	—	231,236

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2021 and 2022 amounted to JPY 954,524 million and JPY 1,569,670 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,106,802	3,831,856	318,011	1,450,916	280,643	6,988,228	—	6,988,228
Inter-geographic areas	992,233	236,406	80,288	309,897	5,139	1,623,963	(1,623,963)	—

Total	2,099,035	4,068,262	398,299	1,760,813	285,782	8,612,191	(1,623,963)	6,988,228

Operating profit (loss)	15,049	279,456	12,867	133,867	17,067	458,306	(16,110)	442,196

Assets	5,042,889	12,216,115	535,349	3,288,559	517,500	21,600,412	303,854	21,904,266
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,022,583	5,175,359	57,248	637,098	135,257	9,027,545	—	9,027,545

As of and for the six months ended September 30, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,144,602	4,216,445	305,943	2,016,454	401,860	8,085,304	—	8,085,304
Inter-geographic areas	1,040,290	246,029	13,529	379,282	2,679	1,681,809	(1,681,809)	—

Total	2,184,892	4,462,474	319,472	2,395,736	404,539	9,767,113	(1,681,809)	8,085,304

Operating profit (loss)	80,735	144,015	7,690	202,740	29,536	464,716	(11,264)	453,452

Assets	5,226,252	14,418,647	597,755	4,024,209	682,278	24,949,141	878,752	25,827,893
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,959,919	5,836,560	47,990	711,424	181,839	9,737,732	—	9,737,732

For the three months ended September 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	543,343	1,846,104	147,768	721,421	145,722	3,404,358	—	3,404,358
Inter-geographic areas	479,841	114,429	26,283	162,109	3,270	785,932	(785,932)	—

Total	1,023,184	1,960,533	174,051	883,530	148,992	4,190,290	(785,932)	3,404,358

Operating profit (loss)	13,320	126,088	2,868	52,432	14,453	209,161	(10,175)	198,986

For the three months ended September 30, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	609,572	2,183,792	145,207	1,115,446	201,737	4,255,754	—	4,255,754
Inter-geographic areas	559,064	134,138	6,689	211,486	2,213	913,590	(913,590)	—

Total	1,168,636	2,317,930	151,896	1,326,932	203,950	5,169,344	(913,590)	4,255,754

Operating profit (loss)	55,991	52,997	4,274	116,266	15,762	245,290	(14,054)	231,236

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2021 and 2022 amounted to JPY 954,524 million and JPY 1,569,670 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Forecast for the Fiscal Year Ending March 31, 2023

	FY 2022 results	FY 2023 forecasts	Difference compared to FY 2022 results
Sales revenue (billions of yen)	14,552.6	17,400.0	+ 2,847.3
Operating profit (billions of yen)	871.2	870.0	- 1.2
Profit before income taxes (billions of yen)	1,070.1	1,080.0	+ 9.8
Profit for the year (billions of yen)	760.7	795.0	+ 34.2
Profit for the year attributable to owners of the parent (billions of yen)	707.0	725.0	+ 17.9
Earnings per share attributable to owners of the parent
Basic and diluted (yen)	411.09	426.98	+ 15.89

[8] Dividend per Share of Common Stock

	FY 2022	FY 2023
	Results	Results	Forecasts
Interim dividend (yen)	55.00	60.00
Year-end dividend (yen)	65.00		60.00
Total annual dividend (yen)	120.00		120.00

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.